Exhibit 12.1

Beckman Coulter, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30, 2007	2006	2005	2004	2003	2002
Earnings from continuing operations before fixed charges
Earnings from continuing operations before income taxes	$150.1	$215.2	$165.6	$278.2	$272.8	$178.9
Fixed charges less capitalized interest	39.5	73.5	69.8	61.6	65.6	72.3

Earnings from continuing operations before fixed charges	$189.6	$288.7	$235.4	$339.8	$338.4	$251.2

Fixed charges
Interest expense, net of capitalized interest	25.5	47.0	42.9	35.0	38.9	44.2
Capitalized interest	1.9	5.4	3.1	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.2	1.0	0.9	1.2	1.3	1.5
Portion of rentals representative of interest factor	12.8	25.5	26.0	25.4	25.4	26.6

Total fixed charges	$41.4	$78.9	$72.9	$61.6	$65.6	$72.3

Ratio of earnings to fixed charges	4.6x	3.7x	3.2x	5.5x	5.2x	3.5x

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.